SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated May 14, 2021 announcing New Appointments and Changes to the Board of Directors

Ferroglobe Announces New Appointments and Changes to the Board of Directors

LONDON, May 14, 2021 (GLOBE NEWSWIRE) -- Ferroglobe PLC (Nasdaq:GSM) (“Ferroglobe” or the “Company”), a leading producer of silicon metal, silicon-based alloys and manganese-based specialty alloys, is pleased to announce today that it has appointed Belen Villalonga, Silvia Villar-Mir de Fuentes, Nicolas De Santis, and Rafael Barrilero Yarnoz to the board of directors effective May 13, 2021.

Ferroglobe further announced that Bruce Crockett has been appointed to serve as lead independent director of its board of directors, effective May 13, 2021.  Mr. Crockett has served on the board of Ferroglobe since its formation in 2015, and currently serves as the chairman of the audit committee.

“We are pleased to welcome Belen, Silvia, Nicolas and Rafael as new directors to Ferroglobe’s board,” said Javier López Madrid, Ferroglobe’s Executive Chairman.  “They join the Company at an exciting time as we execute our strategic turnaround plan aimed at transforming the company and bolstering its long-term competitiveness.  The addition of these directors to our board complements our current directors’ skills and experiences, and we are confident they will provide valuable perspectives and support to management, as we continue to execute our strategy, drive profitability and enhance value for all Ferroglobe stakeholders.  We look forward to their contributions and are excited they have chosen Ferroglobe.”

Belen Villalonga is a Professor of Management and Organizations, a Yamaichi Faculty Fellow, and a Professor of Finance (by courtesy) at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at the Harvard Business School. Her teaching, research, and consulting activities are in the areas of corporate governance, strategy, and finance, with a special focus on family-controlled companies. Her award-winning research has been cited over 15,000 times in scholarly articles and international media outlets. Professor Villalonga is an independent director and audit committee member (and former chair) at Grifols, a global leader in hemoderivatives that is part of Spain’s IBEX35 blue-chip index and is also listed on Nasdaq. She is also a member of the board and of the risk, audit, and compensation & talent management committees at Banco Santander International, the Santander group’s private banking subsidiary in the United States. She was also an independent director for 13 years at Acciona, a leader in the renewable energy and infrastructure industries, as well as at Talgo, a high-speed train manufacturer, where she chaired the strategy committee. She holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a Ph.D. in Business Economics from the Complutense University of Madrid. In addition to the board of directors, Professor Villalonga joins the Company’s audit committee.

Silvia Villar-Mir de Fuentes currently serves on the board of directors of Grupo Villar Mir, a privately held Spanish group with investments across a broad range of diversified industries, which is the beneficial owner of approximately 54% of the Company’s share capital.  Mrs. Villar-Mir de Fuentes currently serves on the board of directors of Obrascón Huarte Lain, a Spanish multinational construction and civil engineering company, where she is a member of the audit committee.  Mrs. Villar-Mir de Fuentes is a summa cum laude graduate in Economics and Business Studies, with concentration in finance and accounting, from The American College in London, United Kingdom.

Nicolas De Santis is a technology entrepreneur, strategist and author with substantial experience in executive and non-executive roles.  Mr. De Santis is currently the Chief Executive Officer of Corporate Vision, a strategy and innovation consultancy and incubator which advises multinational corporations and start-ups globally on digital business transformation (including artificial intelligence and machine learning), business strategy, branding, business model innovation, sustainability strategies and corporate culture.  Previously Mr. De Santis served on the board of publicly traded Lyris Technologies (acquired by AUREA Software in 2015).  He began his management career at Landor Associates (now WPP Group). As a technology entrepreneur, he co-founded several high-profile start-ups, including opodo.com, where he served as Chief Marketing Officer.  Mr. De Santis is a regular lecturer at business schools and universities on business strategy, global branding and European Affairs, including IE Business School, Madrid and the University of Wyoming.  He is the author of Corporate Vision System®, Futurize You Company, Innovate Culture & Manage Complexity.

Rafael Barrilero Yarnoz is a senior advisor at Mercer Consulting. Mr. Barrilero Yarnoz has developed his career as a partner of the firm and as a member of the executive committee, leading the advisory talent and reward service for the boards of the main companies and multinationals. He has also led the business throughout the EMEA. Previously, he led the Watson Wyatt consulting firm in Madrid. He began his career as a lawyer at Ebro Agricolas focused on labour law, before serving as Ebro’s head of human resources. He has a law degree from Deusto and a Masters in Financial Economics from ICADE, as well as a masters in human resources by Euroforum-INSEAD.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)